EXHIBIT 1


Approximately 31.8% of the common shares of Leucadia National Corporation outstanding at March 26, 2003 (including shares issuable pursuant to currently exerciseable warrants) is beneficially owned (directly and through family members) by Ian M. Cumming, Chairman of the Board of Leucadia, and Joseph S. Steinberg, a director and President of Leucadia (excluding an additional 1.9% of the common shares of Leucadia beneficially owned by trusts for the benefit of Mr. Steinberg's children, as to which Mr. Steinberg disclaims beneficial ownership). Private charitable foundations independently established by each of Messrs. Cumming and Steinberg each beneficially own less than 1% of the outstanding common shares of Leucadia. Mr. Cumming and Mr. Steinberg each disclaim beneficial ownership of the common shares of Leucadia held by their respective charitable foundations. Mr. Cumming and Mr. Steinberg have an oral agreement pursuant to which they will consult with each other as to the election of a mutually acceptable Board of Directors. By virtue of their ownership of Leucadia common shares and their positions with Leucadia, Mr. Cumming and Mr. Steinberg may be deemed to share voting and dispositive powers with respect to the 1,607,973 Shares beneficially owned by Leucadia.













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